EXHIBIT 99.1

Cellectis announces the drawdown of the second tranche of €15 million under the credit facility agreement entered with the European Investment Bank (EIB)

NEW YORK, Jan. 16, 2024 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – NASDAQ: CLLS) (the “Company”), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that it has drawn down the second tranche of €15 million (“Tranche B”) under the credit facility agreement for up to €40 million entered into with the European Investment Bank (the “EIB) on December 28, 2022 (the "Finance Contract"). Tranche B is expected to be disbursed by the EIB by January 25, 2024. The Company plans to use the proceeds of Tranche B towards the development of its pipeline of allogeneic CAR T-cell product candidates: UCART22, UCART20x22, and UCART123.

As a condition to the disbursement of Tranche B the Company issued 1,460,053 warrants to the benefit of the EIB, in accordance with the terms of the 14th resolution of the shareholders’ meeting held on June 27, 2023 and articles L. 228-91 and seq. of the French Commercial Code (the “Tranche B Warrants”).

Each Tranche B Warrant allows the EIB to subscribe for one ordinary share of the Company, at a price of €2.53, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche B Warrants. The total number of shares issuable upon exercise of the Tranche B Warrants represents circa 2% of the Company’s outstanding share capital as at their issuance date.

Tranche B will mature six years from its disbursement date and will accrue interest at a rate of 7% per annum capitalized annually and payable at maturity.

The other terms of the Tranche B Warrants and prepayment events of Tranche B under the Finance Contract are as set forth in the Company’s press release of April 4, 2023 and Form 6-K filed with the U.S. Securities and Exchange Commission on such date.

The Finance Agreement allows the Company to drawdown a third tranche, of a maximum amount of €5 million, subject to certain conditions, including issuance of a specified number of additional warrants to the benefit of the EIB.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect,” “plan,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the satisfaction of additional conditions under the Finance Contract, drawing of Tranches under the Finance Contract, potential future financings and strategic transactions, advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the issuance of EIB Warrants, and the use of the proceeds of amounts received under the Finance Contract. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with market conditions, and our ability to satisfy the conditions precedent under the Finance Contract. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577
Bing C. Wang, Chief Financial Officer, +1 (408) 515 8229

Attachment

  20240116_Cellectis_BEI_Tranche B_ENGLISH_PR (https://ml.globenewswire.com/Resource/Download/f38c5b85-82ba-4b88-b023-601feb268a85)